Filed pursuant to Rule 424(b)(3)
File No. 333-202279

Grant Park Fund February 2016 Update
March 24, 2016

Supplement dated March 24, 2016 to Prospectus dated April 24, 2015
Class	February ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	2.95%	7.35%	$11.7M	$1,173.111
B	2.94%	7.27%	$125.5M	$969.833
Legacy 1	3.05%	7.45%	$1.9M	$899.965
Legacy 2	3.04%	7.42%	$0.7M	$883.160
Global 1	3.16%	7.62%	$22.4M	$880.024
Global 2	3.17%	7.67%	$4.0M	$864.658
Global 3	3.05%	7.42%	$54.3M	$766.613
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar weakened against its global counterparts as mixed U.S. economic data caused speculation the Federal Reserve could delay an additional increase in interest rates.  The Canadian dollar strengthened with a rally in the oil markets.  The euro and British pound weakened as concerns of a British exit from the European Union weighed on the currencies.

Energy:  Prices in the crude oil markets rose slightly after data showed the number of oil-drilling rigs in the U.S. decreased and on reports OPEC members and Russia agreed to meet to discuss capping crude production at January levels.  Natural gas markets fell over 25% due to excess supplies and on forecasts for milder weather across the U.S.

Equities:  U.S. and U.K. equity markets finished a volatile month slightly higher after revised data showed fourth-quarter growth in the U.S. economy was stronger than expected; a rally in oil prices also helped lift the equity markets.  Concerns about the strength of the Chinese economy caused Asian equity markets to decline.

Fixed Income:  Global fixed income markets moved higher on increased demand for safe-haven assets amidst rising concerns about global economic growth and the possibility England might exit the European Union.  Volatility in the equity markets added to the demand for fixed income investments.

Grains/Foods:  Corn and wheat prices declined as supplies exceeded demand and the USDA forecasted increased plantings.  Soybean markets finished lower as supplies increased amidst weak sales and forecasts of low prices for another year.  Sugar prices rose over 10% on projections that weather-disrupted supplies may not keep up with overall demand.  Cocoa markets rose as inclement weather threatened to reduce supplies from Ghana, the world’s second largest cocoa producing country.

Metals:  Precious metals prices rose, driven by increased demand for safe-haven assets amidst equity market volatility and a weaker U.S. dollar.  Copper and base metal prices rose slightly on expectations of increased demand as China’s government announced several tax reductions which could lead to increased property sales.  Copper also benefitted from positive U.S. economic data, declining inventories and a weaker U.S. dollar.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
 President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended February 29, 2016

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$8,900,427	$12,482,466
Change In Unrealized Income (Loss)	-366,705	6,479,168
Brokerage Commission	-78,512	-181,034
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-208,676	-376,300
Change in Accrued Commission	9,149	977
Net Trading Income (Loss)	8,255,683	18,405,277

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$78,547	$159,357
Interest, Other	35,279	73,231
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	8,369,509	18,637,865

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	763,012	951,211
Operating Expenses	47,389	94,091
Organization and Offering Expenses	54,882	109,002
Brokerage Expenses	944,826	1,881,403
Dividend Expenses	0	0
Total Expenses	1,810,109	3,035,707

Net Income (Loss)	$6,559,400	$15,602,158

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$218,881,970	$213,734,838
Additions	5,000	5,000
Net Income (Loss)	6,559,400	15,602,158
Redemptions	-4,915,757	-8,811,383
Balance at February 29, 2016	$220,530,613	$220,530,613

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR Year to Date ROR
A	$1,173.111	9,959.12214	$11,683,158	2.95%	7.35%
B	$969.833	129,446.96296	$125,541,934	2.94%	7.27%
Legacy 1	$899.965	2,162.44853	$1,946,127	3.05%	7.45%
Legacy 2	$883.160	778.64698	$687,670	3.04%	7.42%
Global 1	$880.024	25,415.73722	$22,366,447	3.16%	7.62%
Global 2	$864.658	4,629.79466	$4,003,187	3.17%	7.67%
Global 3	$766.613	70,833.78171	$54,302,090	3.05%	7.42%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership